UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-35932

ARCTURUS THERAPEUTICS LTD.

(Exact Name of Registrant as Specified in Its Charter)

10628 Science Center Drive, Suite 250
San Diego, California 92121

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Furnished as exhibits to this Report on Form 6-K is information regarding the financial results of Arcturus Therapeutics Ltd. (the “Company”) for the nine months ended September 30, 2018.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on  Form F-3 (File No. 333-209960) and Forms S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947, File No. 333-217556, File No. 333-221830 and File No. 333-227843) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press Release dated November 7, 2018

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.IAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

Date: November 6, 2018	By:	/s/ Joseph E. Payne
Joseph E. Payne
Chief Executive Officer

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